Exhibit 99.2

        EVENT: CVRD BRIEFING FOR CANADIAN-BASED MEDIA
TIME: 2:00 P.M. E.T.
REFERENCE: cvrd_briefing-11aug06
LENGTH: APPROXIMATELY 36 MINUTES
DATE: AUGUST 11, 2006

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        OPERATOR: Good afternoon, ladies and gentlemen. Thank you for standing by. Welcome to the CVRD Briefing for Canadian-Based Media conference call. At this time, all participants are in a listen-only mode. Following the presentation, we will conduct a question-and-answer session. Instructions will be provided at that time for you to queue up for questions. If anyone has any difficulties hearing the conference, please press * 0 for operator assistance at any time.

        I would like to remind everyone that this conference call is being recorded on Friday, August 11, 2006, at 2:00 p.m. Eastern time.

        I will now turn the conference over to Michael von Herff, from Fleishman-Hillard. Please go ahead, sir.

        MICHAEL von HERFF (Senior Vice President, Senior Partner, Regional Director, Fleishman-Hillard Canada): Thank you. Hello, and welcome to this afternoon's CVRD Conference Call.

        Before we proceed, please note the following important information. This teleconference may be deemed to be solicitation material in respect of CVRD's proposed tender offer for the shares of Inco. CVRD will prepare and file a Tender Offer Statement on Schedule TO, containing an Offer to Purchase and a Takeover Bid Circular, with the United States Securities and Exchange Commission, the SEC. CVRD, if required, will file other documents regarding the proposed tender offer with the SEC. Investors and shareholders are urged to read the Takeover Bid Circular, the Schedule TO, and any other relevant documents filed, or that will be filed, with the SEC when they become available, because they will contain important information about the offer for Inco shares. These documents will be available without charge on the SEC's website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to Kingsdale Shareholder Services Inc., The Exchange Tower, 130 King St. West, Suite 2950, P.O. Box 361, Toronto, Ontario, M5X 1E2; by telephone, for those in North America, toll-free 866-381-4105; or, for overseas, 416-867-2272; or by email at contactus@kingsdaleshareholder.com.

        So, with that nicety out of the way, today's conference call will begin with a brief 10- or 15-minute statement from our CVRD representatives, at which point we will open the floor to questions.

        We will have about 40 minutes available for questions, but as you might expect, we have a large number of reporters participating today, so our goal is to provide an opportunity for as many media as possible to ask their questions. Therefore, we ask that you ask only one question. If there is additional time available before the end, we will create some opportunities for follow-on questions.

        Now, to our representatives from CVRD. With us this afternoon is Roger Agnelli, the Chief Executive Officer of CVRD. Joining him are Fábio Barbosa, the Chief Financial Officer of CVRD; and Murilo Ferreira, CVRD's Executive Director for Equity Holdings and Business Development.

        Mr. Agnelli will begin with his remarks. Mr. Agnelli, I turn the floor over to you.

        [poor audio quality]

        ROGER AGNELLI (CEO/Managing President, CVRD): Thank you very much. Good afternoon, ladies and gentlemen. It's a pleasure to be here with you this afternoon. I have also Murilo Ferreira, who is responsible for the Development and Aluminum business. I have Gabriel Stoliar also. He's responsible for Planning and Control. And I have José Lancaster, who is responsible for the Non-Ferrous division.

        First of all, I'd like to say that, for us, it is really a pleasure to have the opportunity to make this tender offer for Inco. Inco, for us, represents a very good company, very good assets. The most important asset that Inco has is the people. The people are very good, very experienced. They have knowledge, they have technology, and I think this is, for us, a strategic movement, and it's completely in line with our strategy.

        Secondly, Inco is the second-largest nickel company in the world. It owns very good and very high-quality assets in Canada, Indonesia, and New Caledonia, which is, for us, something that can add a lot of future... a lot of growth potential for CVRD.

        The third most important thing is that the [inaudible] of social development is very good at Inco. It's a company that respects the environment, like ourselves. CVRD here in Brazil is known as a company that developed sustainable investment. We take care about the communities. We developed some communities where we are investing, in Brazil, or even abroad of Brazil, environmental controls which [inaudible] is a priority, called [inaudible] CVRD. So I think that both companies have really a very unique standard of social development.

        In terms of the strategy for CVRD, we have been analyzing the opportunity to acquire a company, mainly in Canada. Why Canada? Because Canada is a mining country. It is a country that has the legislation, experience, tradition, and very good people working for this sector. So it's very important for us to be in a country like Canada. It's a great country. It's a developed country. So we had a dream. We had a dream to be there, to be with Canadians, developing, and, in some sense, to lead the nickel industry in the world.

        I think both companies together, CVRD and Inco, we can develop the current projects that we have. We believe that we can add a lot of growth potential for this new entity. Certainly, in a few years, CVRD and Inco together, we can lead the nickel industry in the world, with the largest reserves and with the best outfit in the world.

        It is important for our company, because in other [inaudible], we are leading the industry currently, and what we are looking for is to develop projects and to grow in the non-ferrous area.

        So, the opportunity that we have now to bid for Inco is something that we are happy, we are very glad to have this opportunity.

        For a company like CVRD, that is looking for growth, diversification of products... Today, CVRD is mainly an iron ore producer. Of course, we have a huge asset in our Aluminum business. We have a very strong base of corporate projects. We have, also, a Logistics... investment in Logistics in Brazil, and we are developing some investment abroad — for example, with coal, in Africa, in Mozambique. We are also in Australia, developing coal mining there. We are looking for, and we are investing a lot in exploration in the potash area, phosphate area, and kaolin area, and other things.

        So, again, my remarks right now, I would like to stress that for CVRD, it's really a very big step forward, in terms of development of our company. It's very important for us to be there in Canada. If we succeed in this tender, I think that we are paying full price for the asset. We recognize that the asset is very good. We recognize that we can add a lot of value to our shareholders, because Inco is a traditional nickel producer; it's a company that has a lot of technology, has a lot of knowledge, that can help us to develop the projects here in Brazil also.

        So, we are very comfortable that the shareholders are going to analyze our proposal as a [inaudible] proposal. We don't want to jeopardize the current development of Inco. We are looking for talent; we are looking for knowledge; and Inco has everything in one single venture.

        Right now, I would like to ask for Fábio Barbosa to give you some figures about the numbers, and about what our tender is. Thank you.

        FÁBIO BARBOSA (Chief Financial Officer/Executive Direction, Finance, CVRD): Well, just very briefly, our idea is to buy 100 percent of Inco's shares, and our offer establishes... it's an all-cash offer, and establishes a price of CDN $86 per Inco share.

        ROGER AGNELLI: That's it. So, we are happy to answer any questions you may have.

        MICHAEL von HERFF: So... questions?

        OPERATOR: Thank you. One moment, please. Ladies and gentlemen, we will now conduct the question-and-answer session. If you have a question, please press the * followed by the 1 on your touchtone phone. You will hear a tone acknowledging your request. Your questions will be polled in the order they are received. Please ensure you lift the handset, if you're using a speakerphone, before pressing any keys. One moment, please, for your first question.

        Your first question comes from Drew Hasselback from The National Post. Please go ahead.

        DREW HASSELBACK: Good afternoon, gentlemen. I believe you've identified something in the range of $550 million, or $500-million-odd in synergies. Could you explain where that comes from? And, in particular, could you explain how much of that would be made up of the royalties that you otherwise would have paid on Onça Puma. Thank you very much.

        ROGER AGNELLI: I'm asking José Lancaster to answer this question.

        DREW HASSELBACK: Thank you.

        JOSÉ LANCASTER (Executive Direction, Non-Ferrous Mineral Ores): Okay. When we acquired Canico, there was a sales, a royalty sales agreement, okay, of 2.75 percent royalty [inaudible]. And it's a synergy in the neighbourhood of $150 million. We have, additionally, a synergy of portfolio asset management that we would have to study in more depth, but as you know, we have projects that we are developing in Brazil, and there is the [inaudible] project.

        There are some efficiency gains in the ramp-up. As we develop Onça Puma, having the operational knowledge of Inco would allow us to get 10,000 additional tonnes of nickel in the first year, because of the operational experience of Inco. We believe we could get another 10,000 tonnes of ramp-up gain in the first year of the [inaudible] project, in addition to the royalties that you mentioned.

        ROGER AGNELLI: Another point that is important, in terms of synergies, is that Inco has, at present... Inco is the second-largest nickel producer. Also, Inco has some very important processes that, in the future, are going to reduce the cost of production. And at CVRD, we are starting to develop some very important assets here in Brazil. There are three major projects that we are developing. One is Onça Puma, the asset that Canico used to hold here in Brazil, near the Carajás iron ore mine. Vermelho is also near to Onça Puma, near the Carajás iron ore mine. And we have another one in [inaudible].

        If we combine the two companies, Inco is almost the leader of the industry, and if we add the projects that we have, the projects that CVRD is developing, we are forming the largest nickel company in the world, in terms of reserves, in terms of asset quality, and in terms of production.

        Another point that is very important is that Inco has knowledge, as I mentioned to you. The most important thing is that we are investing a lot of money to develop people, talent, to develop knowledge here in Brazil, and Inco has more than 100 years of experience, of expertise, of knowledge in nickel production.

        So, this kind of combination between the two companies, I think, is really a powerful company.

        DREW HASSELBACK: Just to clarify — when you mentioned technology, I'm assuming you're referring to hydro metallurgy.

        ROGER AGNELLI: Yes, of course. In [inaudible], it's very important —

        [overlapping speakers]

        JOSÉ LANCASTER: But we're also referring to operation of furnaces. Some of our furnaces of Onça Puma are the same that are used by PT Inco. And on several other issues, like the handling of the ore, drying the ore, all kinds of things like that, they require expertise and technology.

        DREW HASSELBACK: Okay, thank you very much.

        MICHAEL von HERFF: Right. If we could move on to the next question, please.

        OPERATOR: Your next question comes from Terence Ortslan from TSO & Associates. Please go ahead.

        TERENCE ORTSLAN: Thank you. I'm glad you recognize the technological and operational expertise Inco has, because it's more than just internally. Also, the products and everything else, I'm sure, is going to be very useful to you.

        Let me ask you this question. I didn't see the previous presentation you made this morning. What's going to happen to the offices? Who's staying? Who's not staying? How are you going to structure the Board? Who are you keeping, from the senior management? What's your operational structure going to be, within Canada? And then, all said and done, do you see any — ... what are the hurdles you're going to go through, legally, including nickel, and also Investment Canada and [inaudible]? Thank you.

        MICHAEL von HERFF: Thank you for your question.

        ROGER AGNELLI: Fábio?

        FÁBIO BARBOSA: Well, as we commented before, our idea is to combine the talents of Inco and CVRD, in the best way possible. So, yes, we definitely need the support and the aggregation of talent that would be provided by Inco in Canada and elsewhere. So that's the answer for the question.

        In terms of the hurdles, we have the timetable established by the Canadian Investment Act, and we will file our bid next Monday. Then we have... Basically, we expect some 45 days before we come to a conclusion by the shareholders and the authorities.

        And we don't expect any issue regarding antitrust procedures, as we do have complementary operations. We don't have, today, a single dollar of nickel being produced in CVRD operations.

        So, it's actually a very nice feat, both operationally and administratively.

        ROGER AGNELLI: Another point is that we have a very good relationship with Inco's people. CVRD's technical team and Inco's technical team, we have been talking a lot about development, about technology, about support, about benchmark ourselves. But I did not have any conversation, to this point, with Scott Hand. As soon as possible, I would like to see him and start to exchange some ideas about how to form, how to structure the company.

        But we don't see any big, big change in the company. We don't want to change, or we don't want to jeopardize the potential, or the talented team that we have in Inco.

        It's very important that we don't want to change. What we want to do is to develop, improve all our practices. We would like to improve the potential to lead the market. This is very important in the mining business.

        In terms of office, we don't have any offices for nickel here in Brazil, so Inco has very nice offices there in Canada, so I think we need to combine these assets, and we don't see any big change in the company.

        TERENCE ORTSLAN: In other words, what you're saying is that the head office of Inco, with the operational and management people, is going to stay as it is? And the main —

        [overlapping speakers]

        ROGER AGNELLI: They are going to visit more frequently Brazil, which is not bad — it's good.

        MICHAEL von HERFF: Perhaps the next question. I would ask callers to keep your questions concise, and keep it to one question, please. We do have a number of people who are interested in speaking, and, hopefully, we'll have an opportunity for questions once we've been through the list once. So, next question, please.

        OPERATOR: Your next question comes from Andy Hoffman from The Globe & Mail. Please go ahead.

        ANDY HOFFMAN: Good afternoon. Mr. Agnelli, I'm wondering if I can ask you — a lot of people have suggested that this may be the top of the current metal cycle. How do you see this current cycle right now, and where do you see it going? And isn't this getting rather expensive, all this bidding for these mining companies?

        ROGER AGNELLI: Good question. A very good question. First of all, we are very happy with the current cycle of the natural resources business.

        I believe that, in some markets that we are following, or we are in, I believe that the cycle is [inaudible]... or is going to let at least more [inaudible] ideas. I think it's a long cycle. We don't see any big change in the short term.

        China is [inaudible]. China is the dominant buyer of all the natural resources in the world, in our day. We are bullish about the cycle. We don't think that this is going to change.

        One point that is very important — for example, in [inaudible], the steel industry is going, around the world, it's [inaudible] through a very strong consolidation process, which is very good for everybody. The demand for iron ore is very strong. We don't see any change in this demand or in this growth of demand, at least until 2010.

        It's the same markets for nickel. So, a big part of the consumption of nickel comes from the steel industry, and there is no new asset available in the world right now, or there is no new resource to be developed, in the last three or four years.

        The assets, or the mines, or the resources that is available to be developed — Inco has a big part of that, and CVRD has a big part of that.

        So, in terms of market perception, or in terms of market behaviour, Inco has a very strong production. Inco has very nice and big projects under development right now, like the Goro. And we started to develop our — ... We are starting to develop our assets here in Brazil.

        So, we don't see any problems, in terms of supply and demand, for the next three, four, five years.

        In terms of price, we know that we are paying the full price for Inco, because there are some synergies, so there are some benefits, mutual benefits, for those companies, that we believe that we can take advantage of these opportunities.

        So, in terms of value, of course, the shareholders of Inco, they have the tender, they have the bid for 100 percent in cash. We are paying full price for that.

        But one point is very important. Since we have some projects here in Brazil, under development, what we are doing is just we are anticipating our inception in the nickel market. We are anticipating CVRD in the nickel industry. Taking into consideration that the [inaudible]... the market is in a very good position right now, and we don't see any big change in the next two years.

        So, what we are doing is that... we don't know yet what can happen after 2010. It's far from us, 2010. But 2007, we see the market is improving very well. So what we are doing is just, we are anticipating the entrance of CVRD in the nickel industry, and we believe that it's worth a lot of money for us.

        FÁBIO BARBOSA: This is Fábio Barbosa speaking. Just to add to what Roger just said, I believe that CVRD and Inco are a unique combination, as we do have a large exposure to iron ore business, which is one of the best in the mining industry, and we are the global leaders of this industry, and Inco is a global leader in the nickel business. So it's a very powerful combination, that only the two companies could achieve.

        So, that's why, as Roger said, that we are, in a way, we are fully pricing this powerful combination by offering Inco shareholders a very attractive deal.

        MICHAEL von HERFF: Thank you for that answer. Do we have another question?

        OPERATOR: Your next question comes from Romina Maurino from The Canadian Press. Please go ahead.

        ROMINA MAURINO: Hello. I was actually just wondering, a small point — do you need your shareholders to support this deal, and have they been enthusiastic about it?

        ROGER AGNELLI: Of course we talked with our shareholders. They are fully supporting this transaction. In terms of —

        UNIDENTIFIED MALE SPEAKER: We have already got all the approvals.

        ROGER AGNELLI: Sorry?

        UNIDENTIFIED MALE SPEAKER: We have already got all the approvals.

        ROGER AGNELLI: In terms of approval, we have all of them. We have four banks supporting this bid — ABN AMRO bank; we have Santander, we have CS First Boston, and UBS giving the funding to support this transaction.

        Of course, what we are — ... After we finish all the process, regarding to stock exchange, regarding to authorities, etc., and if we succeed in this transaction, we are going to the market for the take-out of the bridge loan that we have today. We don't need to issue any new shares of CVRD, so we can afford this debt, so we don't see any major problems.

        Everybody's happy to see CVRD mining in Canada. This is a very important and very strong step forward.

        MICHAEL von HERFF: Thank you. Do we have another question?

        OPERATOR: Your next question comes from Terence Ortslan from TSO & Associates. Please go ahead.

        TERENCE ORTSLAN: How do you see your balance sheet being levered with this deal, and how do you expect your balance sheet target's going to change, with respect to the capitalization and the debt-equity ratios? Thank you.

        FÁBIO BARBOSA: Well, this is Fábio Barbosa speaking. We expect the total, the gross debt-EBITDA ratio to reach 2 times — ... less than 2 times, actually — 1.99 — according to our estimates of Inco cash flow and CVRD's EBITDA.

        So, this, according to a very conservative scenario, which is our base case, just for the sake of having a good simulation — a conservative simulation — we would be reducing this leverage to the current levels in three years' time.

        Currently, CVRD alone has total debt-EBITDA of around 0.8, and we should get back to this level by 2009, if the scenario that we simulated prevails.

        TERENCE ORTSLAN: If I may ask one more question...

        MICHAEL von HERFF: Sure.

        TERENCE ORTSLAN: Thank you. Stainless steel business, also an area of growth — I mean, you've been very good in iron ore business; you're into coal, and now nickel. Any serious venture to be a player in the stainless business? And also, let me ask you another question. You've also been looking at another major coal deposit in Mongolia, Tavan Tolgoi. Are you still interested in that? Thank you.

        FÁBIO BARBOSA: Yes, we are very interested in pursuing new opportunities. In fact, we have now this copper operation, and in the future, we intend to present to our shareholders new opportunities in copper, but also in coal in Australia, in Mozambique, and, of course, in Mongolia. We know that, in terms of legislation, we have some deadlocks in that country, which is not very easy to overcome, but anyway, we continue doing our exploration.

        TERENCE ORTSLAN: What about stainless steel business?

        FÁBIO BARBOSA: No, we don't have, in our strategic plan, any consideration about being in this kind of business.

        TERENCE ORTSLAN: All right. Thank you very much.

        MICHAEL von HERFF: We have time for a couple more questions. Are there any others in the queue, Operator?

        OPERATOR: Your next question comes from Andy Hoffman from The Globe & Mail. Please go ahead.

        ANDY HOFFMAN: Yes, Mr. Agnelli, you spoke this morning about an acquisition, or at least an offer like this, coming from a Brazilian company, not being possible a few years ago. Can you speak a bit about what it means for a Brazilian company to be doing this? And also, do you intend to use Inco as a jumping-off point, or a beachhead, for acquisition growth, for financing outside of Brazil?

        ROGER AGNELLI: Of course, this acquisition represents for us at CVRD a geographic diversification, and also, diversification of product. This is very important, in terms of cost of [inaudible], in terms of [inaudible]...

        And we are looking for, first, to reduce. If we succeed in this transaction, we are going to first go after the reduction of the debt. This is very important for us. We don't want to be [inaudible]. We don't want to change our very healthy position that we have in our [inaudible].

        So, as soon as possible, we would like to reduce the leverage of the company, after the acquisition. As Fábio mentioned, we believe that in three years, we are going to be able to reduce the leverage to the current level that we have today.

        So we are not in a rush. We have a very strong pipeline of projects. We don't want to change this pipeline. We don't want to change Inco's pipeline of projects. We understand that it's very strong, it's very good, it's very powerful for the nickel industry.

        So we have a lot of — ... We still have a lot of flexibility, and as a matter of fact, we don't have any intention to go further.

        What we are looking for right now is just to finish this bid, to finish this transaction. After that, we are working with the capital market, with the banks, to take out the first bridge loan. Then we are going to work to reduce the leverage of the company.

        ANDY HOFFMAN: Yes, but my question was more about what it means for a Brazilian company... I mean, this would be one of the biggest, if not the biggest, offers ever made by, I guess, a South American company for anywhere.

        ROGER AGNELLI: Yes, CVRD is growing very much, since five, six years ago. The national resources business is booming. It's in a very good position right now. CVRD is a very strong company. We have very good talent here. And, of course, for Brazil, a company like CVRD is a company that everybody trusts. And we believe that, right now is the time, the right time to move, the right time to look for new challenges for the company.

        Of course, to be in Canada, it's something that is very good for the company.

        FÁBIO BARBOSA: It's a dream that we now can make come true, in a sense, now, with the size, and the possibility of reaching this objective, of teaming up with a great Canadian company and establishing a successful combination between CVRD and Inco assets.

        ROGER AGNELLI: Too, for a Brazilian company or for any company, any mining company in the world, to be in Canada, or to be able to be there, to have a possibility to acquire an asset like Inco is very important.

        MICHAEL von HERFF: We have, I understand, one more person in the queue. After that, we would probably have time for one more question. So, Operator, who do we have next?

        OPERATOR: Your next question comes from Drew Hasselback from The National Post. Please go ahead.

        DREW HASSELBACK: Hi. Gentlemen, if you have the capacity to go after Inco now, presumably you would have also had the financial capacity to go after Falconbridge. Why Inco? Why not Falconbridge?

        ROGER AGNELLI: Falconbridge is a very good asset. In the past, like two years ago, we had some conversations with the Brascan people, who wanted us to do something with them, including Falconbridge at that time. After that, Noranda and Falconbridge, they merged. They created a very strong mining house, and Xstrata was the winner for the bid for Falconbridge.

        We believe that Inco is a pure nickel producer. It's an opportunity that, for us, speaks much more to our strategy.

        DREW HASSELBACK: Okay. A pure play. Thank you.

        MICHAEL von HERFF: Thank you.

        OPERATOR: Your last question comes from Andy Hoffman from The Globe & Mail. Please go ahead.

        ANDY HOFFMAN: Two quick things. Why are you confident that you can acquire Investment Canada approval within 45 days, when it took Xstrata longer to do so? Also, are you basically offering Scott Hand a job to run Inco as it is, and have all the executives in place, as they are now?

        ROGER AGNELLI: As I mentioned to you before, I didn't have any conversation with Scott, and we didn't have any conversation with the top management of Inco. In terms of the approvals from Investment Canada —

        [overlapping speakers]

        ROGER AGNELLI:... I should say that if we work hard, if we are doing something that can create value — it's important, it's very good for the country, it's very good for the people, it's very good for the business — I don't see any major problem to get the approval.

        ANDY HOFFMAN: Okay. Thank you.

        ROGER AGNELLI: Thank you.

        MICHAEL von HERFF: Thank you very much. We could probably squeeze in one more. Operator, do we still have one?

        OPERATOR: There are no further questions at this time. Please continue.

        MICHAEL von HERFF: All right. Well, perhaps I'll hand it over to Mr. Agnelli for some concluding remarks.

        ROGER AGNELLI: Okay. Thank you very much for your attention. I'd like to stress that what we are looking for is growth. What we are looking for is a good relationship. What we are looking for is development of the potential of both companies. I think this transaction can bring to Canada and Brazil and CVRD and Inco a very good future. So, thank you very much.

        FÁBIO BARBOSA: Thank you.

        JOSÉ LANCASTER: Thank you.

        MICHAEL von HERFF: Thank you very much.

        OPERATOR: Ladies and gentlemen, this concludes the conference call for today. Thank you for participating. You may now disconnect your lines.

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